Hogan Lovells US LLP Columbia Square 555 Thirteenth Street NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 28, 2016

BY EDGAR AND FEDERAL EXPRESS

Mr. Tom Kluck

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Parkway, Inc.

Form 10-12B

Filed July 1, 2016

Dear Mr. Kluck:

This letter is submitted on behalf of Parkway, Inc. (the “Company” or “New Parkway”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 15, 2016 (the “Comment Letter”) with respect to the Company’s Form 10 filed with the Commission on July 1, 2016 (the “Form 10”). The Company previously filed two response letters addressing the comments that we believed were also applicable to Amendment No. 1 and Amendment No. 2 of the Registration Statement of Cousins Properties Incorporated (“Cousins”) on Form S-4 (File No. 333-211849) (the “Cousins Registration Statement”) because the Cousins Registration Statement includes the same or similar disclosure as the Form 10. The following responses address all comments included in the Comment Letter, including responses from our previous two response letters, which are repeated here with relevant page references for convenience, as well as additional oral comments from the Staff. The Company has filed Amendment No. 1 to the Form 10 (“Amendment No. 1”), which includes changes in response to all of the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible. Please also tell us whether you will not be in a position to file executed versions of any of the “Form of” agreements listed in the Exhibit Index prior to effectiveness. For example purposes only, please tell us whether the Separation and Distribution Agreement will be executed before this filing becomes effective and, if so, if you intend to file the executed Agreement as an exhibit.

Response to Comment No. 1

The Company respectfully acknowledges the Staff’s comment and to the extent that information is required by Form 10 and not provided in Amendment No. 1, the Company will provide all such information, including filing the required exhibits and completing all blanks in the information statement, subject to applicable exemptions, in subsequent amendments to the Form 10 when the information is known and/or factually supportable.

The Company expects to execute the Separation and Distribution Agreement prior to the effectiveness of the Form 10 and, therefore, will file such executed version as Exhibit 2.1 prior to such effectiveness. The Company respectfully advises the Staff that for all other agreements listed as “form of” agreements, the Company does not intend to execute such agreements until closer to the effective time of the Separation and Distribution; therefore, such agreements will continue to be listed as “form of” agreements at the time of effectiveness of the Form 10. The “form of” agreements that are filed as exhibits to the Form 10 will be substantially in final form as of the effectiveness of the Form 10, and the Company does not intend to make any changes to such “form of” agreements after effectiveness that would be material. Following execution of the “form of” agreements, which is expected to occur close to the effective time of the Separation and Distribution, the Company will file the executed versions of such agreements on a Form 8-K.

2.	We note your disclosure that no vote of the Parkway Properties Inc. or Cousins Properties Inc. stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

Response to Comment No. 2

We respectfully advise the Staff that the spin-off does not require approval of Parkway’s stockholders or Cousins’ stockholders. The spin-off will be a distribution of property (shares of common and limited voting stock of the Company) by Cousins to its common and limited voting preferred stockholders on the business day following the closing of the Merger. Before the closing of the Merger, the board of directors of Cousins will declare

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

this distribution to its common and limited voting preferred stockholders as of the close of business on the day the Merger occurs, to be distributed on the business day following the closing of the Merger. Because the distribution will occur after the Merger closes, Parkway will no longer exist, only Cousins will make the distribution and only Cousins’ common and limited voting preferred stockholders (including legacy Parkway common and limited voting stockholders) will receive the distribution. Accordingly, Cousins is the sole entity effecting the spin-off.

Because Cousins is the sole entity effecting the spin-off, approval of Parkway’s stockholders is not required in connection with the spin-off. However, even if Parkway did continue to exist at the time of the spin-off, and could be viewed as effecting the spin-off, approval of Parkway’s stockholders would not be required in connection with the spin-off. Parkway is a Maryland corporation. Under the Maryland General Corporation Law, the Parkway Articles and the Parkway Bylaws, Parkway is permitted to make distributions of corporate assets to its stockholders, subject to general procedural and solvency requirements, without approval of its stockholders. See Maryland General Corporation Law §2-309. Therefore, approval of Parkway’s stockholders is not required in connection with the spin-off.

Cousins also is permitted to make distributions of corporate assets to its stockholders, subject to procedural and solvency requirements, without the approval of its stockholders. Cousins is a Georgia corporation. Section 14-2-640 of the Georgia Code Annotated (the “Georgia Code”) permits a Georgia corporation to distribute “money or other property” to its stockholders upon authorization of its board of directors, subject to general procedural and solvency requirements and any restrictions set forth in its charter. Moreover, for the avoidance of doubt, the provision of the Georgia Code that requires stockholder approval for a sale of all or substantially all of a Georgia corporation’s assets (§14-2-1202) expressly excludes a distribution of assets from the stockholder vote requirements of that section, regardless of whether a distribution consists of all or substantially all of the corporation’s assets. Finally, neither the Cousins Articles nor the Cousins Bylaws imposes a requirement that Cousins’ stockholders approve any distributions of property to stockholders. Therefore, approval of Cousins’ stockholders is not required in connection with the spin-off.

3.	We note that the spin-off is not being registered under the Securities Act. We also note your disclosure on page 5 that Parkway, Inc. was formed as a corporation on June 3, 2016. Please tell us whether any of the properties that are to be held by Parkway, Inc. on the date of separation were acquired by Cousins Properties Inc. or Parkway Properties, Inc. or any of their subsidiaries within the last year. We may have further comment.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Response to Comment No. 3

In response to the Staff’s comment, we confirm that none of the properties to be held by the Company on the date of the Separation were acquired by Cousins or Parkway or any of their subsidiaries within the last year.

4.	We note your disclosure that New Parkway LP expects to enter into financing transactions in connection with the spin-off, and that you expect $200 million of the financing to be distributed to the partners of New Parkway LP who will in turn contribute the funds to Cousins Properties LP, which will use the funds to repay certain indebtedness of Cousins and its subsidiaries, including Parkway Properties Inc.’s existing credit facilities. Please provide us supplementally with your analysis of the impact these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

Response to Comment No. 4

In connection with the Separation and the UPREIT Reorganization, the Company anticipates that New Parkway LP will enter into a credit agreement providing for, among other things, a $350 million New Parkway Term Loan to be provided by a syndicate of banks and other financial institutions. Proceeds of the New Parkway Term Loan (the “Relevant Term Loan Proceeds”) will be used to fund a $200 million distribution to the partners of New Parkway LP. At the time of the distribution of the Relevant Term Loan Proceeds, Cousins will own, directly or indirectly, 98% of the limited partnership interests of New Parkway LP, and existing outside limited partners of Parkway LP will indirectly hold a 2% interest. The direct or indirect partners of New Parkway LP, including Cousins and the outside limited partners of Parkway LP, will receive a distribution of the Relevant Term Loan Proceeds and will cause the Relevant Term Loan Proceeds to be contributed to Cousins LP, in exchange for limited partnership units of Cousins LP. Cousins LP will use the Relevant Term Loan Proceeds to fund a portion of the repayment of approximately $550 million outstanding under Parkway’s existing indebtedness.

The transfer of the Relevant Term Loan Proceeds constitutes a distribution indirectly from New Parkway LP to its parent, which at the time will be Cousins, and certain outside partners, and subsequent contribution of the funds to a subsidiary of its parent, Cousins LP, in connection with the reorganization and separation of the combined assets and liabilities of Cousins and Parkway in the Separation and the UPREIT Reorganization. Neither the Relevant Term Loan Proceeds nor any other “value,” within the meaning of the first condition of question 4 of Staff Legal Bulletin No. 4, will be provided by the Cousins stockholders to Cousins in exchange for shares of the Company’s common stock in connection with the spin-off.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

This type of distribution from a subsidiary to its parent at the time when the subsidiary is controlled by its parent is a common feature of transactions such as the Separation and spin-off, in which shares of the subsidiary are then distributed in a pro rata dividend to stockholders of the parent without registration under the Securities Act in reliance on Staff Legal Bulletin No. 4. A number of recent examples are set forth below.

•	In the spin-off of Four Corners Property Trust, Inc. from Darden Restaurants, Inc. (October 21, 2015, File No. 001-37538), Four Corners Property Trust, Inc. incurred $351 million of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then-parent, Darden Restaurants, Inc.

•	In the spin-off of Care Capital Properties, Inc. from Ventas, Inc. (July 30, 2015, File No. 001-37356), Care Capital Properties, Inc. incurred $1.3 billion of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then-parent, Ventas, Inc.

•	In the spin-off of CareTrust REIT, Inc. from The Ensign Group, Inc. (May 13, 2014, File No. 001-36181), CareTrust REIT, Inc. issued $260 million of new unsecured senior notes and distributed approximately $220.8 million of the proceeds from such indebtedness to its then-parent, the Ensign Group, Inc.

•	In the spin-off of Washington Prime Group Inc. from Simon Property Group, Inc. (April 21, 2014, File No. 001-36252), Washington Prime Group Inc. incurred $1.0 billion in new indebtedness and distributed approximately $1.0 billion of the proceeds from such indebtedness to its then-parent, Simon Property Group, Inc.

The Company respectfully submits that the first condition of Staff Legal Bulletin No. 4 is met, as Cousins’ stockholders will not be providing consideration in connection with the transfer of the Relevant Term Loan Proceeds from New Parkway LP to Cousins LP and accordingly will not be providing any consideration in connection with the spin-off. Additionally, the contribution of cash to Cousins LP by the outside limited partners of Parkway LP is not the payment of consideration for shares of New Parkway, as such outside limited partners will receive units of Cousins LP, rather than shares of New Parkway common stock, as consideration for their contribution. Accordingly, the spin-off meets the first condition of question four of Staff Legal Bulletin No. 4, as well as all other conditions.

5.	We note you have identified Cousins as the accounting acquirer; thus, Cousin’s assets and liabilities will be recorded at historical cost and Parkway’s assets and liabilities will be recorded at fair value. Please clarify for us how you determined that Cousins is the accounting acquirer. Your response should address, but not be limited to, the ownership after the merger, including the impact of any non-controlling interest and limited voting shares. Your response should also address the relative size of Cousins and Parkway prior to the merger. Please refer to paragraphs 10-15 of ASC 805-10-55.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Response to Comment No. 5

Response: We respectfully advise the Staff that in determining the accounting acquirer in the Merger, we considered the Financial Accounting Standards Board’s Accounting Standard Codification (“ASC”) 805 - Business Combinations, which provides guidance for determining the accounting acquirer.

ASC 805-10-55-10 states:

Paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired.

If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

When considering the guidance in ASC 805-10-25-5 regarding the existence of a controlling financial interest, ASC 805-10-55-10 indicates that the guidance in Subtopic 810-10 should be considered, including the guidance in ASC 810-10-15-8. ASC 810-10-15-8 states that a controlling financial interest can typically be determined by the ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner. ASC 805-10-55-10 further states that if the guidance in Subtopic 810-10 does not clearly indicate the identity of the accounting acquirer, the factors in ASC 805-10-55-11 through 55-15 shall be considered. Because the continuing stockholders of Cousins and legacy stockholders of Parkway will both own Cousins common stock following the Merger, it is not clear which of the two companies should be considered as the accounting acquirer. Accordingly, we evaluated the guidance in ASC 805-10-55-11 through 55-15.

ASC 805-10-55-11 states:

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

This paragraph is not applicable, as the Merger will be effected by the issuance of Cousins common stock.

ASC 805-10-55-12 states, in part:

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

Furthermore, ASC 805-10-55-12 indicates:

Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

ASC 805 provides no hierarchical guidance on determining the acquirer in a business combination effected through an exchange of equity interests. All pertinent facts and circumstances should be considered, particularly those in ASC 805-10-55-12(a) through 55-12(e). Additional facts and circumstances that may be pertinent include the relative size of the combining entities.

Consideration of the Relative Voting Rights in the Combined Entity After the Business Combination

ASC 805-10-55-12(a) states, in part:

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Under the terms of the Merger Agreement, immediately following the Merger, continuing Cousins stockholders will hold approximately 53% of the outstanding shares of Cousins common stock and legacy Parkway stockholders will hold approximately 47% of the outstanding shares of Cousins common stock. There are no unusual or special voting arrangements, options, warrants, or convertible securities included in the Merger. Existing options and restricted stock issued to employees of Cousins and Parkway will be included in the exchange ratio calculation such that on a “fully diluted” basis (including consideration of Parkway’s noncontrolling interest and limited voting stock), immediately following the Merger, Cousins stockholders will hold approximately 51% of the Cousins common stock and legacy Parkway stockholders will hold approximately 49% of the Cousins common stock.

This criterion indicates that Cousins is the accounting acquirer.

Consideration of the Existence of a Large Minority Voting Interest in the Combined Entity If No Other Owner or Organized Group of Owners Has a Significant Voting Interest

ASC 805-10-55-12(b) states, in part:

The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

One legacy Parkway stockholder, the TPG Parties, currently owns approximately 21.2% of the outstanding shares of Parkway common stock prior to the Merger and will own

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

approximately 9.5% of the Cousins common stock immediately following the Merger. Under the terms of the Merger Agreement, the TPG Parties (specifically TPG Pantera) will have the right to nominate one director to the Cousins board of directors for as long as it beneficially owns more than 5% of the Cousins common stock, on a fully diluted basis. After considering this indicator and the overall board composition of Cousins following the Merger, as well as the overall ownership of voting stock, we do not believe that this factor impacts the conclusion that Cousins is the accounting acquirer.

Consideration of the Composition of the Governing Body of the Combined Entity

ASC 805-10-55-12(c) states, in part:

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Pursuant to the terms of the Merger Agreement, the Cousins board of directors at the effective time of the Merger shall comprise five directors designated by the Cousins board of directors, including the current chairman of the Cousins board of directors continuing in his role as chairman of the combined company, three directors designated by the Parkway board of directors, and one director designated by TPG Pantera. Accordingly, the legacy Cousins board has the ability under the terms of the Merger Agreement to appoint a majority of the members of the board of directors.

There are no other plans or processes in place to alter or change the make-up of the board. The chairman of the board of directors of Cousins will continue to be Mr. Taylor Glover.

In assessing the impact that these governance principles have on the determination of the accounting acquirer, Cousins also considered the following:

•	The Cousins board of directors will comprise five directors designated by the Cousins board of directors, three directors designated by the Parkway board of directors, and one designated by TPG Pantera, a legacy Parkway stockholder. The chairman of the Cousins board of directors will continue as the chairman of the board of directors of the combined company.

•	Under the terms of the Cousins Bylaws, each board member will stand for reelection each year at the annual meeting of the stockholders with the next meeting scheduled to occur in May 2017. A director is elected by an affirmative vote of a majority of the votes cast at the annual meeting of the stockholders.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

•	Cousins’ stockholders will receive a majority of the shares of Cousins, and the Cousins Bylaws provide that a vote of a majority of the stockholders entitled to vote at any stockholders meeting is required to replace a serving director. Therefore, with either the 53% or 51% ownership of the combined entity, Cousins legacy stockholders as a group, provided such stockholders are present at the relevant meeting, would be sufficient to make a change to the board of directors or maintain board positions that are more favorable to Cousins. Legacy Parkway stockholders cannot change board composition with either 49% fully diluted ownership or 47% ownership.

Based on these facts, we concluded that Cousins controls the composition of the board of directors of Cousins, and that such control is considered substantive and is not temporary. This is a strong indication that Cousins is the accounting acquirer.

Consideration of the Composition of the Senior Management of the Combined Entity

ASC 805-10-55-12(d) states, in part:

The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Pursuant to the terms of the Merger Agreement, the senior leadership team of Cousins, including its President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel, and Chief Accounting Officer and Treasurer following the effective time of the Merger will remain the same as Cousins prior to the effective time of the Merger. Accordingly, the management of legacy Cousins will dominate the management of Cousins following the Merger. No executive officers of Cousins will be appointed by or from Parkway. There are no current plans or intentions to change the executive officers of Cousins subsequent to the Merger. This is a strong indication that Cousins is the accounting acquirer.

Consideration of the Terms of the Exchange of Equity Securities

ASC 805-10-55-12(e) states, in part:

The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The Merger will be effected by the issuance of Cousins common stock, with each Parkway common stockholder having the right to receive 1.63 newly issued shares of Cousins common stock for each share of Parkway common stock that it holds. The value of shares of Cousins common stock that Parkway stockholders will receive in the Merger

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

represents a premium of approximately 13%, based on the closing prices per share of Parkway common stock and Cousins common stock on April 28, 2016 (the last trading day before the Merger was announced). Accordingly, the exchange ratio results in Cousins paying a premium over the pre-combination fair value of the equity interests of Parkway. This is an indicator that Cousins is the accounting acquirer.

Consideration of the Relative Size of the Combining Entities

ASC 805-10-55-13 states:

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.

The following table summarizes Total assets, Total equity, Total revenue, Net income, Net income available to common shareholders, Funds from operations, and Employees of Cousins and Parkway as of and for the year ended December 31, 2015 (in thousands, except employees):

	Cousins	Parkway
Total assets	$2,595,320	$3,609,281
Total equity	$1,683,415	$1,636,211
Total revenue	$381,643	$473,983
Net income	$125,629	$94,723
Net income available to common shareholders	$125,518	$67,335
Funds from operations	$192,749	$156,364
Number of employees	257	245

Based on the comparative key performance metrics listed above, we do not think that either of the two entities is significantly larger than the other entity. Viewing all of the metrics collectively, we do not believe that this indicator is determinative for purposes of determining the accounting acquirer.

ASC 805-10-55-14 states:

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

This paragraph is not applicable, as the Merger does not involve more than two entities.

ASC 805-10-55-15 states:

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

This paragraph is not applicable, as a new entity is not being formed to issue equity interests to effect the Merger.

Conclusion

Based on the information and facts as outlined above, after weighing the relevant factors, including:

•	the relative voting rights in the combined entity after the business combination of 53% (51% on a fully diluted basis, including consideration of Parkway’s noncontrolling interest and limited voting stock) to legacy Cousin stockholders and 47% (49% on a fully diluted basis, including consideration of Parkway’s noncontrolling interest and limited voting stock) to legacy Parkway stockholders;

•	the composition of the board of directors being controlled by Cousins, including the continuation of the current chairman of the board of Cousins in his role as chairman of the board;

•	the composition of senior management of the combined entity being dominated by the management of Cousins; and

•	the premium that Cousins paid for Parkway.

Cousins concluded that the significant factors indicated that Cousins was the accounting acquirer. Cousins negotiated an agreement under which Cousins’ existing senior management and board of directors will be charged with the responsibility to govern and manage the operations of Cousins upon closing of the Merger in consideration for paying a premium for Parkway. Accordingly, we have concluded that Cousins should be considered the accounting acquirer when applying the provisions of ASC 805 - Business Combinations.

Information Statement Summary

Competitive Strengths, page 1

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

6.	We note your disclosure on page 143 regarding the New Parkway Stockholders Agreement with TPG Parties and the Thomas Letter Agreement. Please revise your Summary section to disclose the material terms of these agreements.

Response to Comment No. 6

In response to the Staff’s comment, the disclosure on page 9 of Amendment No. 1 has been revised.

7.	We note you disclosed Parkway’s net debt to EBTIDA multiple. Please revise to include the amount of your net debt, and any applicable Item 10(e) disclosures. Within your response, please tell us how you calculated the net debt to EBITDA multiple.

Response to Comment No. 7

We respectfully advise the Staff that the references to Parkway’s net debt to EBITDA multiple were deleted in Amendment No. 1.

8.	We note you disclosed Parkway’s fixed charge coverage ratio. Please tell us how you complied with Item 601 of Regulation S-K, or tell us how you determined it was not necessary to include an exhibit with reasonable detail of the computation of this ratio.

Response to Comment No. 8

We respectfully advise the Staff that the references to Parkway’s fixed charge coverage ratio were deleted in Amendment No. 1.

Structure and Formation of New Parkway Prior to New Parkway’s Distribution, page 5

9.	Please disclose the purpose of the $5 million contribution by Cousins to Parkway Inc. in exchange for shares of New Parkway non-voting preferred stock. Also explain why Parkway Inc. will hold $5 million of preferred units in Parkway LP which in turn will hold $5 million of preferred units of New Parkway LP.

Response to Comment No. 9

In response to the Staff’s comment, the disclosure on pages 5, 66 and 88 of Amendment No. 1 has been revised.

Our Portfolio, page 3

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Top 20 Customers, page 3

10.	We note that footnote (1) to your table of Top 20 Customers on pages 3 and 116 states that “the actual customer may be an affiliate or subsidiary of the customer shown.” As you appear to have listed the industries in which your customers operate, please revise to clarify. Please also revise your disclosure to identify any customers that account for greater than ten percent of your rental revenue.

Response to Comment No. 10

In response to the Staff’s comment, the Company has deleted footnote (1) to the table of Top 20 Customers and has revised the table to identify customers that account for greater than ten percent of the Company’s rental revenue on pages 3 and 116 of Amendment No. 1.

Structure and Formation of New Parkway Prior to New Parkway’s Distribution, page 5

11.	Please revise your Summary disclosure to provide the total amount of anticipated indebtedness after the spin-off transaction has been completed. Please confirm that you plan to revise to disclose the material terms of your financing arrangements, including interest rate, maturity date, and financial covenants.

Response to Comment No. 11

In response to the Staff’s comment, the disclosure on pages 5, 20 and 148 of Amendment No. 1 has been revised.

12.	We note your disclosure that proceeds from your borrowings will be transferred to Cousins Properties LP and will be used to fund the repayment of certain indebtedness of Cousins Properties LP and its subsidiaries, including Parkway Properties Inc.’s LP’s outstanding debt. Please revise to disclose the amount of the portion of Cousins Properties LP’s indebtedness and Parkway Properties Inc.’s indebtedness that will be paid off as a result of this transfer.

Response to Comment No. 12

In response to the Staff’s comment, the disclosure on pages 5, 20 and 66 of Amendment No. 1 has been revised.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Ownership Structure Following the Distribution, page 7

13.	In order for investors to better understand the changes in your organizational structure as a result of the merger, reorganization and subsequent spin-off transaction, please consider providing a graphical representation of the corporate structure prior to the transactions in addition to your corporate structure after the spin-off.

Response to Comment No. 13

In response to the Staff’s comment, the disclosure on pages 7 and 65 of Amendment No. 1 has been revised to include a graphical representation of the corporate structure prior to the transactions.

Cautionary Statement Concerning Forward-Looking Statements, page 61

14.	We note your disclosure that you have made forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. It is not clear how you are able to rely upon the safe harbors for forward-looking statements since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise your disclosure accordingly or advise.

Response to Comment No. 14

In response to the Staff’s comment, the Company has deleted references to the statutory safe harbors on page 61 of Amendment No. 1.

The Separation, the UPREIT Reorganization and the Distribution, page 63

15.	We note your disclosure that the Separation and Distribution Agreement sets forth, among other things, your agreements with Cousins regarding the principal transactions necessary to separate you from Cousins. We further note your disclosure on page 64 that you and Cousins will incur costs in connection with the transition. Please revise your disclosure in this section to more fully discuss and quantify the anticipated costs in connection with the separation, the UPREIT reorganization and the distribution, including those fees associated with the Transition Services Agreement. Please also describe how these costs will be allocated.

Response to Comment No. 15

In response to the Staff’s comment, we respectfully advise the Staff that the boards of

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

directors of each of Cousins and Parkway considered the costs of the Merger, the Separation, the UPREIT Reorganization and the Distribution collectively. In response to the Staff’s comment, the disclosure on page 64 of Amendment No. 1 has been revised to disclose the amounts considered by each of the boards of directors of Cousins and Parkway. The Company expects the costs it will incur under the Transition Services Agreement will be immaterial.

16.	We note your disclosure regarding the UPREIT reorganization. Please revise your disclosure to describe the plan of reorganization in more detail.

Response to Comment No. 16

In response to the Staff’s comment, the disclosure on page 65 of Amendment No. 1 has been revised.

Transfer of Assets and Assumption of Liabilities, page 67

17.	We note your disclosure that the Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to you and Cousins as part of the Separation. Please revise to more specifically describe all the assets, liabilities and obligations associated with the Houston business, the Third-Party Services Business and certain assets previously owned by Parkway, including clarifying those assets, liabilities and obligations related to these businesses that will not transfer to you, as applicable. In addition, please revise to briefly describe these assets, liabilities and obligations in the summary.

Response to Comment No. 17

In response to the Staff’s comment, the disclosure on page 67 and 68 of Amendment No. 1 has been revised.

Capitalization, page 76

18.	Please revise to disaggregate the historical column into Cousins Houston Historical and Parkway Houston Historical.

Response to Comment No. 18

In response to the Staff’s comment, the disclosure on page 76 of Amendment No. 1 has been revised.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Notes to Unaudited Pro Forma Combined Financial Statements

A. Real estate related investments and intangible assets and liabilities, page 86

19.	Please revise to clarify how you determined the fair value of the Parkway Houston office properties, intangible assets, and below market leases.

Response to Comment No. 19

In response to the Staff’s comment, the disclosure on page 86 of Amendment No. 1 has been revised.

B. Cash and cash equivalents and notes payable to banks, net, page 86

20.	Please revise to clarify your basis for assuming the New Parkway Credit Facilities have a term of three years.

Response to Comment No. 20

In response to the Staff’s comment, the disclosure on page 86 of Amendment No. 1 has been revised.

C. Receivables and other assets, page 87

21.	Please revise to clarify how you determined the fair value of the Parkway Houston leasing commissions.

Response to Comment No. 21

In response to the Staff’s comment, the disclosure on page 87 of Amendment No. 1 has been revised.

D. Mortgage notes payable, net, page 87

22.	Please revise to clarify that the amounts in the column “Parkway Houston Historical” and “Fair Market Value of Parkway Houston” represent the unamortized premium and the fair value adjustment, as opposed to the book value of the mortgage notes payable and the fair value of the entire mortgage notes payable.

Response to Comment No. 22

In response to the Staff’s comment, the disclosure on page 87 of Amendment No. 1 has been revised.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

23.	Please clarify for us and in your filing the source of the payoff of CityWestPlace I & II debt, as it does not appear that you have reflected a cash payment in your pro forma financial information.

Response to Comment No. 23

In response to the Staff’s comment, the disclosure on page 87 of Amendment No. 1 has been revised.

24.	Please revise to clarify how the amount presented in “Fair Market Value of Parkway Houston” is calculated.

Response to Comment No. 24

In response to the Staff’s comment, the disclosure on page 87 of Amendment No. 1 has been revised.

G. Cousins Houston, Parkway Houston and additional paid in capital, page 88

25.	We note the amount of net equity value of Houston Business distributed is $275,023. Please revise to include a detail of the $275,023 and include cross references to the other related pro forma adjustments.

Response to Comment No. 25

In response to the Staff’s comment, the disclosure on page 88 of Amendment No. 1 has been revised.

a. Income from office properties, page 89

26.	We note your disclosure on page 10 that some of your customers can terminate their leases early. Please tell us and revise your filing to clarify how you considered the termination clauses in your determination of the lease term, as well as your calculation of the straight-line rent adjustment.

Response to Comment No. 26

In response to the Staff’s comment, we respectfully advise the Staff that the entire noncancelable lease term is used in the calculation of the straight-line rent for Parkway leases with early termination options. In making this determination, we considered the Financial Accounting Standards Board’s ASC 840 - Leases, which provides guidance for

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

determining whether an early termination clause could cause the noncancelable lease term for straight-line rent purposes to be shorter than the actual term of the lease. ASC 840 states that a lease that is cancelable (a) upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor, or (d) if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable.” Based on management’s evaluation of the lease agreements where early termination clauses exist, the guidance in criteria d. has been met, because such leases impose substantial penalties for early lease termination. As a result, the entire lease term is used in the calculation of the pro forma adjustment to record straight-line rent. In response to the Staff’s comment, the disclosure on page 89 of Amendment No. 1 has been revised to include in note a that the entire lease term was used to calculate the pro forma adjustment to record straight-line rent.

c. General and administrative expenses, page 90

27.	We note that you expect G&A to range between $14 million and $16 million. Please revise to clarify what that estimate is based on.

Response to Comment No. 27

In response to the Staff’s comment, the disclosure on page 90 of Amendment No. 1 has been revised to include disclosure stating that its G&A range estimate is based on anticipated: (i) corporate-level salaries, including salaries set forth in employment agreements with the executive officers of Parkway that will be assumed by the Company, but not including non-cash compensation, (ii) benefits, (iii) director fees, (iv) rent and related expenses, (v) professional fees and (vi) costs to operate as a public company.

e. Interest expense, page 90

28.	Please revise your disclosure to state the interest rate used to calculate the pro forma interest on New Parkway Credit Facilities. Also, to the extent the actual interest rate could vary from the interest rate depicted, please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

Response to Comment No. 28

In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 1 has been revised.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

g. Dividends on non-voting preferred stock, page 91

29.	Please revise to clarify your basis for the use of a 6% market rate.

Response to Comment No. 29

In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 1 has been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

30.	We note you have determined that Parkway Houston and Cousins Houston are both your predecessors. Please tell us how you determined it was appropriate to identify both Parkway Houston and Cousins Houston as your predecessors. Within your response, please reference the authoritative literature management relied upon.

Response to Comment No. 30

We respectfully advise the Staff that, in considering the determination of New Parkway’s predecessor, the Company considered the limited authoritative guidance in Rule 405 of Regulation C, and the Staff’s interpretive guidance in Financial Reporting Manual 1170.1, which contemplates the predecessor being a “group of entities,” and the content from a speech by the Staff at the 2015 AICPA National Conference. In that speech, the Staff highlighted a number of factors for registrants to consider in determining the predecessor, including (but not limited to) (1) the order in which the entities are acquired, (2) the size of the entities, (3) the fair value of the entities, and (4) the ongoing management structure.

In considering these principles of predecessor determination in light of our specific facts and circumstances, the management of Parkway, working with the management of Cousins, concluded that New Parkway has two predecessor entities. Given that the post-transaction reporting will be that of the accounting acquirer, we believe it is meaningful to investors and appropriate for Cousins Houston to be determined to be a predecessor, which is consistent with the background discussion in the letter from New Parkway to Mr. Mark Kronforst of the Staff, dated June 10, 2016. Since Cousins is the accounting acquirer in the Merger, and Cousins Houston is larger than Parkway Houston (as measured by total assets as of March 31, 2016), it is reasonable to conclude that Cousins Houston is a predecessor to New Parkway. The management of Parkway, working with the management of Cousins, has also concluded that Parkway Houston should also be considered as a predecessor to New Parkway, because Parkway’s current management, systems, processes and policies will be those of New Parkway. Thus, we respectfully advise the Staff that in our view investors will benefit from understanding the historical operations of Parkway.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Additionally, we respectfully advise the Staff that management of Parkway and Cousins believe that providing historical financial statements of both predecessor entities is most beneficial to investors due to the significance of both predecessors to New Parkway, because both predecessors represent a major portion of New Parkway’s assets. As an additional consideration, if Cousins Houston or Parkway Houston had been identified as the sole predecessor, the historical financial statements for the entity not identified as the predecessor (either Cousins Houston or Parkway Houston) would have to have been included in the Form 10 as an acquired entity under Regulation S-X Rule 3-14 or Rule 3-05, considering the guidance in Financial Reporting Manual 2305 and related interpretations, which would have yielded less disclosure for investors.

Accordingly, we respectfully advise the Staff that, after considering the fact that both Cousins and Parkway will contribute significant assets to New Parkway, together with a desire to provide more fulsome disclosure to investors, management of Parkway, working with the management of Cousins, has concluded that each of Parkway Houston and Cousins Houston are predecessors to New Parkway.

Parkway Houston, page 93

31.	Please revise to include a more detailed discussion of Parkway Houston and Cousins Houston’s leasing activity during the periods presented, including the amount of new leases and renewed leases executed, and the amount of leases that were not renewed. Please also revise to provide a more detailed discussion of Parkway Houston’s leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Response to Comment No. 31

In response to the Staff’s comment, the disclosure on page 93 of Amendment No. 1 has been revised.

Revenue Recognition, page 93

32.	Disclosure under this heading references unconsolidated joint ventures. Please clarify whether there are any such joint ventures and, if so, where such investments are reflected in the financial statements.

Response to Comment No. 32

In response to the Staff’s comment, the disclosure on page 93 of Amendment No. 1 has been revised.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Liquidity and Capital Resources

Contractual Obligations, page 100

33.	We note that in the table under this heading, amounts due in 2016 have been adjusted for the payment on April 6, 2016. Since this table is as of March 31, 2016, all amounts outstanding as of that date should be reflected. Please revise your table accordingly. Additionally, if you think that it is material information, you may also include a pro forma contractual obligation table that is consistent with the information presented in your unaudited pro forma combined financial statements.

Response to Comment No. 33

In response to the Staff’s comment, the Contractual Obligations table on page 100 of Amendment No. 1 has been revised to reflect all amounts outstanding as of March 31, 2016, and footnote 2 has been revised to note that Parkway paid the $114.0 mortgage debt secured by CityWestPlace I &II on April 6, 2016.

Business and Properties, page 113

34.	We note your disclosure on page 114 that your customer base generally consists of high-quality and creditworthy customers. Please revise to disclose how you will monitor tenant credit quality.

Response to Comment No. 34

In response to the Staff’s comment, the disclosure on page 114 of Amendment No. 1 has been revised.

Management, page 130

35.	We note your summary risk factor and risk factor disclosure that after the Separation certain of your directors and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Cousins. We further note your disclosure throughout that Parkway, Inc. will be led by a dedicated management team. Please tell us whether any of your key employees will hold positions with Cousins upon consummation of the spin-off.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Response to Comment No. 35

In response to the Staff’s comment, we confirm that none of the senior leadership team of Cousins will hold positions with the Company, and none of the senior leadership team of the Company will hold positions with Cousins, in each case, after the consummation of the spin-off. In response to the Staff’s comment, the disclosure on pages 21 and 130 of Amendment No. 1 has been revised.

Security Ownership of Certain Beneficial Owners and Management, page 146

36.	We note your disclosure on page 146 that immediately following the Distribution, it is expected that TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC (“TPG Funds”) will own approximately 9.5% of your issued and outstanding common stock. Please revise to disclose the natural person(s) that controls the voting and/or dispositive rights for the shares held by the TPG Funds by footnote or otherwise in your beneficial ownership table.

Response to Comment No. 36

In response to the Staff’s comment, the disclosure on page 146 of Amendment No. 1 has been revised.

Description of Material Indebtedness, page 148

37.	We note you expect to enter into new indebtedness. To the extent terms of the debt are known although not finalized, please provide material terms, including related interest rates, maturity dates, and any other material terms.

Response to Comment No. 37

In response to the Staff’s comment, the disclosure on page 148 of Amendment No. 1 has been revised.

Material U.S. Federal Income Tax Consequences, page 157

Taxation of Our Company, page 160

38.	We note your disclosure that you expect to receive an opinion from counsel that you have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code. Please tell us whether you anticipate being in a position to receive such opinion before this filing becomes effective and, if so, if you intend to file the opinion as an exhibit.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Response to Comment No. 38

The Company respectfully advises the Staff that the Separation and Distribution Agreement that will be entered into with respect to the Distribution will require an opinion of counsel regarding the Company’s ability to elect to be taxed as, and to operate in a manner that will allow the Company to qualify as, a REIT for federal income tax purposes, for its short taxable year ending December 31, 2016. Accordingly, the Company will receive such an opinion of counsel concurrently with the Distribution but does not expect to receive the opinion prior to the time that the Form 10 becomes effective. We are not aware of any issue that would prevent us from delivering such an opinion at the time of Distribution. Because such an opinion of counsel is not required to be filed as an exhibit to a registration statement on Form 10, the Company respectfully advises the Staff that it does not intend to file such opinion as an exhibit to the Form 10.

Parkway Houston

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page F-15

39.	We note your disclosure on page 10 that some of your customers can terminate their leases early. Please tell us and revise your filing to clarify how you considered the termination clauses in your determination of the lease term, your calculation of straight-line rental revenue, and the amounts in your schedule by year of future minimum rental receipts. This comment also applies to the financial statements of Cousins Houston.

Response to Comment No. 39

In response to the Staff’s comment, we respectfully advise the Staff that the entire noncancelable lease term is used in the calculation of the straight-line rent for Parkway leases with early termination options. In making this determination, the Company considered the Financial Accounting Standards Board’s ASC 840 - Leases, which provides guidance for determining whether an early termination clause could cause the noncancelable lease term for straight-line rent purposes to be shorter than the actual term of the lease. ASC 840 states that a lease that is cancelable (a) upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor, or (d) if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable.” Based on management’s evaluation of the lease agreements where early termination clauses exist, the guidance in criteria d. has been met, because such leases impose substantial penalties for early lease termination. As a result, the entire lease term is used in the calculation of the pro forma adjustment to record straight-line rent. In response to the Staff’s comment, the disclosure on page F-15 of Amendment No. 1 has been revised.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Schedule III – Real Estate and Accumulated Depreciation for Cousins Houston, page F-52

40.	Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes.

Response to Comment No. 40

In response to the Staff’s comment, the disclosure on page F-52 of Amendment No. 1 has been revised.

Oral Comments to the Parkway Form 10

1.	We note your response to our previous comment 30 from our July 15, 2016 letter. Please clarify for us how you plan on presenting the financial statements of the two predecessors in your future periodic filings. Also, please tell us how you considered the fact that Parkway is the accounting acquiree in your determination that Parkway Houston should be one of your predecessors.

Response to Oral Comment No. 1

The Company respectfully advises the Staff that it will present the financial statements of the two predecessors and Parkway, Inc. in future periodic filings as follows:

•	Parkway, Inc.: (i) Balance Sheet as of December 31, 2016, (ii) Consolidated Statement of Operations and Comprehensive Income (Loss) for the period from the closing date of the merger (the “Closing Date”) to December 31, 2016, (iii) Consolidated Statement of Changes in Equity for the period from the Closing Date to December 31, 2016, (iv) Consolidated Statement of Cash Flows for the period from the Closing Date to December 31, 2016, and (v) notes to the consolidated financial statements for the period from the Closing Date to December 31, 2016.

•

Parkway Houston predecessor: (i) Combined Balance Sheet as of December 31, 2015 (ii) Combined Statements of Operations and Comprehensive Income (Loss) for the period from January 1, 2016 to the Closing Date, and for the years ended December 31, 2015 and 2014, (iii) Combined Statements of Changes in Equity for the period from January 1, 2016 to the Closing Date, and for the years ended December 31, 2015 and 2014, (iv) Combined Statements of Cash Flows for the period from January 1, 2016 to the Closing Date and for the years ended

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

December 31, 2015 and 2014, and (v) notes to the combined financial statements for the period from January 1, 2016 to the Closing Date, and for the years ended December 31, 2015 and 2014.

•	Cousins Houston predecessor: (i) Combined Balance Sheet as of December 31, 2015 (ii) Combined Statements of Operations and Comprehensive Income (Loss) for the period from January 1, 2016 to the Closing Date, and for the years ended December 31, 2015 and 2014, (iii) Combined Statements of Changes in Equity for the period from January 1, 2016 to the Closing Date, and for the years ended December 31, 2015 and 2014, (iv) Combined Statements of Cash Flows for the period from January 1, 2016 to the Closing Date and for the years ended December 31, 2015 and 2014, and (v) notes to the combined financial statements for the period from January 1, 2016 to the Closing Date, and for the years ended December 31, 2015 and 2014.

•	Discussion of the results of operations presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) will be provided for the following periods: (i) for Parkway, Inc., the period from the Closing Date to December 31, 2016, (ii) for the Parkway Houston predecessor, the period from January 1, 2016 to the Closing Date, and for the years ended December 31, 2015 and 2014, (iii) for the Cousins Houston predecessor the period from January 1, 2016 to the Closing Date, and for the years ended December 31, 2015 and 2014. Additionally changes in financial condition will be presented for the years ended December 31, 2016 and December 31, 2015.

Furthermore, the Company respectfully advises the Staff that Parkway and Cousins management has concluded that Parkway, and not explicitly Parkway Houston, a carve out entity from Parkway, is the accounting acquiree in accordance with Financial Accounting Standards Board’s ASC 805 - Business Combinations in the Merger. Notwithstanding the conclusion that Parkway is the accounting acquiree in the Merger, management of Parkway and Cousins has concluded that Parkway Houston is one of the predecessors of New Parkway due to several qualitative factors that are significant in assessing the ongoing management and operations of New Parkway. Parkway’s current executive management team will be the executive management team for New Parkway, and the systems, processes and policies from Parkway will be those of New Parkway. New Parkway will continue to use the NYSE ticker symbol of Parkway, “PKY,” and New Parkway will, per the terms of the Separation and Distribution Agreement, retain all of the rights to Parkway’s intellectual property. We also believe that presenting Parkway Houston as a predecessor will benefit investors, who will gain from the more fulsome disclosure of the historical operations of New Parkway.

As an additional consideration, if Cousins Houston is deemed to be the sole predecessor, Regulation S-X Rule 3-05 financial statements would be required for Parkway Houston.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

The income statements of Parkway Houston would still be presented for the years ended December 31, 2015 and 2014, but the financial statements for 2016 (the period from January 1, 2016 through the Closing Date) under Rule 3-05 would be only for the period through September 30, 2016 (versus through the Closing Date) if Parkway Houston were not treated as one of New Parkway’s predecessors. Further, since Parkway Houston is deemed a predecessor of New Parkway, such 2016 financial statements will be audited; if Parkway Houston were not deemed a predecessor of New Parkway, the Regulation S-X Rule 3-05 financial statement of Parkway Houston would only be reviewed through September 30, 2016. Additionally, the results of operations presented in the management’s discussion and analysis for New Parkway would not contain the results of operations of Parkway Houston if Cousins Houston were deemed to be the sole predecessor.

Accordingly, management of Parkway and Cousins believes that considering Parkway Houston as a predecessor will provide more fulsome disclosure to investors. Considering Parkway Houston as a predecessor to New Parkway will require the presentation of an audited income statement through the closing date of the Merger, as well as management’s discussion and analysis for Parkway Houston. Such additional disclosure will provide important information to investors.

2.	Please provide us supplementally with your analysis of the impact of the $5 million contribution by Cousins to Parkway, Inc. in exchange for shares of New Parkway non-voting preferred stock on the first condition of question four of Staff Legal Bulletin No. 4.

Response to Oral Comment No. 2

In the first condition of question 4 of Staff Legal Bulletin No. 4 (“SLB 4”), the Staff stated that “the subsidiary does not have to register a spin-off under the Securities Act [of 1933, as amended] when:…the parent shareholders do not provide consideration for the spun-off shares.” We respectfully advise the Staff that we do not believe that the contribution of $5 million by a subsidiary of Cousins to New Parkway in exchange for non-voting preferred stock of New Parkway impacts or implicates this condition.

As part of the Separation and UPREIT Reorganization, Cousins LP will contribute $5 million in cash to New Parkway in exchange for shares of non-voting preferred stock of New Parkway, with a $5 million liquidation value and a market-rate dividend. Cousins LP will continue to hold this preferred stock following closing of the Merger, and will not distribute the non-voting preferred stock to the Cousins stockholders as part of the Distribution. The shares distributed in the Distribution will only consist of shares of common stock of New Parkway, which will be distributed ratably to all holders of Cousins stock as of a record date immediately following the effective time of the Merger.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

The contribution of cash by Cousins LP for non-voting preferred stock of New Parkway is only one element of the transactions necessary to separate the assets and liabilities of the combined company in a tax efficient manner. The contribution, in substance, provides a portion of the initial working capital of New Parkway, while other contributions in the Separation and UPREIT Reorganization provide properties and other assets.

As such, the contribution of cash for shares of non-voting preferred stock that are retained by Cousins LP after the Distribution does not impact or implicate the first condition of SLB 4. This contribution of cash for shares of the non-voting preferred stock is not a contribution of “value” by any Cousins stockholders (including both the legacy Parkway stockholders and the continuing Cousins stockholders) in exchange for the shares of New Parkway to be distributed in the Distribution. No Cousins stockholder, including legacy Parkway stockholders, is surrendering any “value” in exchange for New Parkway shares. After the Distribution, each Cousins stockholder will continue to hold, in the aggregate, the same proportionate interest in the overall assets of Cousins and New Parkway as such stockholder held immediately before the Distribution. This includes a proportionate interest in the cash contributed to New Parkway, and the shares of non-voting preferred stock held by Cousins LP.

For the foregoing reasons, we respectfully advise the Staff that we do not believe this step of the Separation and UPREIT Reorganization impacts or implicates the first condition of question 4 of SLB 4.

D. Mortgage notes payable, net, page 87

3.	We note from your response to Comment 23 that the debt on City West Place I and II was paid off via a deemed capital contribution by Parkway LP, the operating partnership of Parkway, to Parkway Houston. Please revise the pro forma financial information to clarify the source of this debt payoff as well as what adjustment, if any, has been made to equity to reflect such deemed capital contribution.

Response to Oral Comment No. 3

In response to the Staff’s comment, the disclosure in note D of the Company’s unaudited pro forma combined financial statements on page 87 of Amendment No. 1 has been revised.

Interest expense

4.	We note your response to Comment 28. Please clarify for us – and in your filing – why you use a spread of 2.5%, when the spread could range up to 3.5%.

Mr. Tom Kluck

Division of Corporation Finance

July 28, 2016

Response to Oral Comment No. 4

In response to the Staff’s comment, the unaudited combined statement of operations for the three months ended March 31, 2016 and the year ended December 31, 2015 for the Company on pages 84 and 85 of Amendment No. 1 have been revised to reflect a margin of 3.0%, based on management’s expectation of the ratio of total indebtedness to total asset value after the Distribution. In addition, note e on pages 90 and 91 of Amendment No. 1 have been revised in response to the Staff’s comment.

****

The Company respectfully believes that the modifications to the Form 10 and the supplemental information contained herein are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5686.

Sincerely,

/s/ Bruce W. Gilchrist

Bruce W. Gilchrist

Enclosures

cc:	Jeremy Dorsett

Parkway Properties, Inc.

David W. Bonser

Matt N. Thomson

Hogan Lovells US LLP

Pamela F. Roper

Cousins Properties Incorporated

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz